SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10-C

                 Report by Issuer of Securities Quoted on NASDAQ
                 Inter-Dealer Quotation System Filed Pursuant to
               Section 13 or 15(d) of the Securities Exchange Act
                 of 1934 and Rules 13a-17 and 15d-17 Thereunder


                            HARDING ASSOCIATES, INC.
                 (Exact Name of Issuer as Specified in Charter)

                7655 Redwood Boulevard, Novato, California 94945
                    (Address of Principal Executive Offices)

                                 (415) 892-0821
                 Issuer's Telephone Number, Including Area Code)

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

       1.  Title of security
                            ---------------------------------------------------
       2.  Number of shares outstanding before the change
                                                          ---------------------
       3.  Number of shares outstanding after the change
                                                         ----------------------
       4.  Effective date of change
                                    -------------------------------------------
       5.  Method of change:
                            ---------------------------------------------------

         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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         Give brief description of transaction
                                               --------------------------------

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                          II. CHANGE IN NAME OF ISSUER

       1.  Name prior to change   Harding Associates, Inc.
                               -------------------------------------------------
       2.  Name after change    Harding Lawson Associates Group, Inc.
                            ----------------------------------------------------
       3.  Effective date of charter amendment changing name  November 3, 1995
                                                             -------------------
       4.  Date of shareholder approval of change, if required  November 1, 1995
                                                               -----------------


Date     November 2, 1995                    /s/ Patricia A. England, Secretary
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                                                 (Officer's Signature and Title)

                                     10C-1